Abington Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046
(215) 886-8280

May 14, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Abington Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-142543

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Abington Bancorp, Inc. (the “Company”) hereby requests that the above captioned registration statement be declared effective at 4:00 p.m. on Monday, May 14, 2007, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

ABINGTON BANCORP, INC.

By:	/s/ Robert W. White
Robert W. White
Chairman, President and Chief Executive Officer

May 14, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Abington Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-142543

Dear Sir or Madam:

Keefe, Bruyette, & Woods, Inc., hereby respectfully requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may be effective at 4:00 p.m. on Monday, May 14, 2007 or as soon as practicable thereafter.

Very Truly Yours,

/s/ Douglas L. Reidel

Douglas L. Reidel
Managing Director

Keefe, Bruyette & Woods * 211 Bradenton Ave. * Dublin, OH 43017
614.766.8400 * Fax 614.766.8406